SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                             driversshield.com Corp.
                                (Name of Issuer)

                     Common Stock,$.015 par value per share
                         (Title of Class of Securities)

                                   262094-10-5
                                   -----------
                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_| Rule 13d-1(b)

      |_| Rule 13d-1(c)

      |X| Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 262094-10-5                 13G                           Page 2 of 5
- --------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Barry Siegel and Lisa Siegel
- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
- --------------------------------------------------------------------------------
3   SEC USE ONLY


- --------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
- --------------------------------------------------------------------------------
                  5    SOLE VOTING POWER

                       641,263 [Barry Siegel]
                       67 [Lisa Siegel]
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          1,083,332 Barry Siegel and Lisa Siegel Joint Tenants
   OWNED BY            with Right of Survivorship
     EACH         --------------------------------------------------------------
  REPORTING       7    SOLE DISPOSITIVE POWER
    PERSON
     WITH              641,196 [Barry Siegel]
                       67 [Lisa Siegel]
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       1,083,332 Barry Siegel and Lisa Siegel Joint Tenants
                       with Right of Survivorship
- --------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,924,595 Barry Siegel
    1,924,595 Lisa Siegel
- --------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            |_|
- --------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    18.34%
- --------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    IN
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1(a)   Name of Issuer:

            driversshield.com Corp.

Item 1(b)   Address of Issuer's Principal Executive Offices:

            51 East Bethpage Road
            Plainview, NY. 11803

Item 2(a)   Name of Person Filing:

            Barry Siegel and Lisa Siegel

Item 2(b)   Address of Principal Business Office or, if none, Residence:

            51 East Bethpage Road
            Plainview, NY. 11803

Item 2(c)   Citizenship:

            United States of America

Item 2(d)   Title of Class of Securities:

            Common Stock par value $.015 per share

Item 2(e)   CUSIP Number:

            262094-10-5

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (a)   |_| Broker or Dealer registered under Section 15 of the Act

            (b)   |_| Bank as defined in section 3(a)(6) of the Act

            (c)   |_| Insurance Company as defined in section 3(a)(19) of the
                      Act

            (d)   |_| Investment Company registered under section 8 of the
                      Investment Company Act

            (e)   |_| Investment Adviser registered under section 203 of the
                      Investment Advisers Act of 1940

            (f)   |_| Employee Benefit Plan, Pension Fund which is subject to
                      the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss.240.13d-1(b)(1)(ii)(F)

            (g)   |_| Parent Holding Company, in accordance with
                      ss.240.13d-1(b)(ii)(G) (Note: See Item 7)

            (h)   |_| Group, in accordance with ss.240.13d-1(b)(1)(ii)(H)

Item 4(a)   Amount Beneficially Owned

            As of December 31, 2000

            1,924,595 shares. [Includes stock options held by Barry Siegel with the right to purchase up to 200,000 shares at $.34375 per share.]

Item 4(b)   Percent of Class: 18.34%

Item 4(c)   Number of share as to which such person has:

      (i)   sole power to vote or to direct the vote: 641,263 [Barry Siegel]
                                                           67 [Lisa Siegel]

      (ii)  shared power to vote or to direct the vote:
            1,083,332  Barry Siegel and Lisa Siegel Joint Tenants with Right of
                       Survivorship

      (iii) sole power to dispose or to direct the disposition of:
            641,196 [Barry Siegel]
                 67 [Lisa Siegel]

      (iv)  shared power to dispose or to direct the disposition of:
            1,083,332  Barry Siegel and Lisa Siegel Joint Tenants with Right of
                       Survivorship

Item 5      Ownership of Five Percent or Less of a Class:

            Inapplicable.

Item 6      Ownership of More than Five Percent on Behalf of Another Person.

            Inapplicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            Inapplicable.

Item 8      Identification and Classification of Members of the Group:

            Inapplicable.

Item 9      Notice of Dissolution of Group:

            Inapplicable.

Item 10     Certification:

            Inapplicable.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2001


By:  s/ Barry Siegel               By:   s/Lisa Siegel
     ---------------                     -------------
     Barry Siegel                        Lisa Siegel